No Act
PE 1/3/14

14005355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 07 2014

Washington, DC 20549

February 7, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-7-14

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: 3M Company
Incoming letter dated January 3, 2014

Dear Mr. Dye:

This is in response to your letter dated January 3, 2014 concerning the shareholder proposal submitted to 3M by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

February 7, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: 3M Company
Incoming letter dated January 3, 2014

The proposal relates to compensation.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of 3M's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which 3M relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(b)
Rule 14a-8(f)(1)
Rule 14a-8(i)(1)
Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a-8(i)(7)

January 3, 2014

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: 3M Company – Shareholder Proposal Submitted by Qube Investment Management Inc.

Ladies and Gentlemen:

On behalf of 3M Company (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2014 annual meeting of stockholders (the "2014 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") received from Qube Investment Management Inc. (the "Proponent" or "Qube"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2014 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence with the Proponent is attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by email to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent and its representative. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent and its representative that the Company and the undersigned should receive a concurrent copy of any additional correspondence submitted to the Commission or the staff relating to the Proposal.

The Company currently intends to file its definitive 2014 proxy materials with the Commission on or about March 26, 2014.

THE SHAREHOLDER PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as [sic] requried [sic] by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP)."

BASES FOR EXCLUSION

We request that the staff concur that the Company may exclude the Proposal pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to demonstrate that it is eligible to submit the Proposal;
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under Delaware law;
- Rule 14a-8(i)(2) because the Proposal would require the Company to violate Delaware law;
- Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and materially false and misleading in violation of the Rule 14a-9; and

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

BACKGROUND

The Proponent submitted the Proposal by courier on November 22, 2013 (as evidenced by the postmark on the UPS shipping label attached hereto as Exhibit B), and the Company received the Proposal on November 25, 2013. The submission included a letter from TD Waterhouse Canada Inc. ("TD Waterhouse") dated October 21, 2013 (the "First Waterhouse Letter"), stating that "[a]s of Oct. 23, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 3,709 shares of 3M COMPANY." Attached to the First Waterhouse Letter was a TD Waterhouse Security Record and Positions Report (the "First Account Statement") dated as of November 13, 2013, which set forth the names, account numbers and quantity of shares held in various client accounts managed by the Proponent. The First Waterhouse Letter and the First Account Statement indicate that TD Waterhouse held no shares of the Company's common stock in accounts owned by the Proponent itself. The First Waterhouse Letter and the First Account Statement are attached hereto as Exhibit C.

On December 6, 2013, after confirming that the Proponent was not a shareholder of record of the Company's common stock, the Company sent a letter (the "Deficiency Letter") to the Proponent by email and Fed Ex Mail notifying the Proponent of the need to provide proof of the Proponent's ownership of the requisite amount of the Company's common stock for at least one year preceding and including November 22, 2013 (the date of submission of the Proposal). The Deficiency Letter also asked the Proponent to represent that it intends to continue to hold the shares through the date of the 2014 annual meeting of shareholders. A copy of the Deficiency Letter and proofs of delivery of the Deficiency Letter is attached hereto as Exhibit D.

On December 12, 2013, the Company received an email from the Proponent attaching a second letter from TD Waterhouse dated December 11, 2013 (the "Second Waterhouse Letter" and, together with the First Waterhouse Letter, the "Waterhouse Letters"). The Second Waterhouse Letter reiterated that the Proponent holds and has been set up to receive and exercise proxies on behalf of client accounts. The Second Waterhouse Letter also stated that "TDW is Depositary Trust Company" under DTC # 5036. Attached to the Second Waterhouse Letter was a second TD Waterhouse Security Record and Positions Report dated as of November 26, 2013 (the "Second Account Statement" and, together with the First Account Statement, the "Account Statements"). The Second Waterhouse Letter states that the Second Account Statement provides "a daily report of all firm security holdings" and "indicates continuous ownership of the funds for Qube Investment Management, Inc. on behalf of their clients." A copy of the December 12 email, the Second Waterhouse Letter and the Second Account Statement is attached hereto as Exhibit E.

ANALYSIS

I. **Rule 14a-8(b) and Rule 14a-8(f) – The Proponent Failed to Demonstrate That It is Eligible to Submit the Proposal**

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted and must continue to hold those securities through the date of meeting. Rule 14a-8(b)(2) provides that, if a shareholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the shareholder may prove its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the shareholder's ownership. Rule 14a-8(b)(2) also provides that, to be eligible to submit a proposal, a shareholder must submit a written statement that the shareholder intends to continue to hold the securities through the date of the annual meeting.

Rule 14a-8(f)(1) provides that, if a shareholder proponent fails to satisfy the eligibility or procedural requirements of Rule 14a-8, the company may exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter.

A. The Proponent Failed to Demonstrate Continuous Ownership of the Company's Securities for One Year Prior to the Submission of the Proposal

The Proponent's submission fails to demonstrate that the Proponent continuously owned the requisite amount of the Company's securities for at least one year prior to submission of the Proposal. In Staff Legal Bulletin No. 14, § C.1.c (2) (Jul. 13, 2001) ("SLB No. 14"), the staff stated that a shareholder's monthly, quarterly or other periodic investment statements (like the Account Statements) do not demonstrate sufficient continuous ownership of securities. Instead, "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the Proposal." *See* SLB No. 14.

Consistent with SLB No. 14, the staff has permitted exclusion of proposals on grounds that a "snapshot" brokerage or account statement showing the proponent's ownership only at a point in time is insufficient to prove ownership under Rule 14a-8(b). *See Rite Aid Corp.* (Feb. 14, 2013) (one-page brokerage account workbook statement was insufficient proof of ownership); *E.I. du Pont de Nemours and Co.* (Jan. 17, 2012) (one-page excerpt from proponent's monthly brokerage statement was insufficient proof of ownership); *Verizon Communications Inc.* (Jan. 25, 2008) (broker's letter providing current ownership and original date of purchase was insufficient proof of ownership); *General Motors Corp. (Koloski)* (Apr. 5, 2007) (account summary was insufficient proof of continuous ownership); and *RTI International Metals, Inc.* (Jan. 13, 2004) (monthly account statement was insufficient proof of ownership).

The Account Statements fail to meet the standards for proof of ownership under Rule 14a-8, SLB No. 14 and SLB No. 14G. First, the Account Statements, which purport to verify ownership of securities by client accounts only as of November 13, 2013 and November 26, 2013, fail to show continuous ownership of the Company's securities for at least one year prior to the submission of the Proposal. The First Waterhouse Letter is completely silent as to the period for which the Proponent may have owned any securities of the Company. The Second Waterhouse Letter states that the Second Account Statement indicates "continuous ownership of the funds" by the Proponent on behalf of its clients. However, neither the Second Waterhouse Letter nor the Second Account Statement indicates the time period to which the "continuous ownership" relates, which must encompass the one-year period ending November 22, 2013. Further, the statement regarding continuous ownership in the Second Waterhouse Letter refers to Qube's ownership of "the funds," which is not defined and could represent ownership of any number of different items including cash or other securities unrelated to the Company that would not be a basis for establishing ownership under Rule 14a-8.

B. The Proponent Failed to Provide a Written Statement of Intent to Hold the Requisite Securities Through the Date of the Company's 2014 Annual Meeting

In addition to failing to provide proof of ownership of the Company's securities for at least one year as of the date of submission of the Proposal, Qube also failed to provide a satisfactory written statement of intent to hold the requisite number of the Company's shares through the date of the Company's 2014 meeting of shareholders as required by Rule 14a-8(b)(2).

In SLB 14, the staff confirmed that a shareholder "must provide this written statement [of intent] regardless of the method that the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." The staff has permitted exclusion of a proposal submitted by an investment advisor on behalf of client investment funds where the investment advisor rather than the client funds provided a written statement of intention to hold company securities through the date of the annual meeting. *See Energen Corporation (Calvert)* (Feb. 22, 2011). In *Energen*, the staff reasoned that "although [the investment advisor] may have been authorized to act and speak on behalf of the shareholders, it has provided a statement of its own intentions and not of the shareholders' intentions."

Qube's authority here is the same as that of the investment advisor in *Energen*. The Company common stock on which Qube relies to establish its eligibility to submit the Proposal is owned by Qube's clients, in their own names, and not by Qube. Qube's website (http://qubeconsulting.ca/investments/faq-1/) states that Qube "has the authority to execute buy and sell orders within [its clients'] account[s] at TD Waterhouse," which indicates that Qube has investment discretion over the securities held in its clients' accounts. The securities are owned by Qube's clients, however, in their own names, and those clients could direct Qube to sell the shares of Company common stock held in their accounts at any time, or could terminate their advisory relationship with Qube and take direct ownership of the securities held in their accounts. Further, the Deficiency Letter specifically requests that Qube provide evidence that "it has sole investment power over its clients' accounts, [and] that Qube's clients may not withdraw their shares from Qube's investment authority prior to the date of 3M's 2014 annual meeting of shareholders," which Qube failed to do. Accordingly, Qube cannot provide a commitment to hold the shares through the annual meeting. While Qube has represented that it intends to hold its clients' securities through the date of the Company's annual meeting, it is not Qube's representation that is required by Rule 14a-8(b)(2). Instead, the owners of the Company's securities need to provide the representation, and they have not done so.

C. The Proponent Does Not Have an Economic Interest in its Client Managed Accounts, Nor Does it Have the Authority to Submit the Proposal on Behalf of its Client Managed Accounts

The staff has made clear that, to be a "shareholder" who has continuously "held" the requisite amount of securities to be eligible to submit a proposal, a person must have an economic interest in the securities that provide the basis for eligibility. The staff has explained that the purpose of this requirement is to ensure that the proponent has an "economic stake or investment interest in the corporation." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). Accordingly, the staff has permitted exclusion of proposals submitted by investment advisors who based their eligibility on securities held in client accounts of which the advisor was beneficial owner for purposes of Section 13(d) of the Exchange Act but in which the advisor had no economic stake. *See Chesapeake Energy Corporation* (Apr. 13, 2010); and *The Western Union Company* (Mar. 4, 2010). In each of these letters, the staff rejected the investment advisor's argument that it met the eligibility requirement of Rule 14a-8(b) by beneficially owning securities consistent with Section 13(d) of the Exchange Act (i.e., by having voting or investment power over the securities). In each case, the staff concurred that a proposal submitted by the investment advisor was excludable under Rule 14a-8(f) because the advisor "had no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts."

As in the letters cited above, the Proponent has offered no proof that it has any economic interest in the shares of the Company's common stock held in the client accounts it manages.

The Proponent's website (http://qubeconsulting.ca/investments/faq-1/) states that the Proponent, as a professional investment manager, offers investment management in segregated accounts at TD Waterhouse maintained in the names of individual clients. Because the Proponent merely manages securities owned by and held in the names of its clients (including the Company common stock listed in the Account Statements), the Proponent does not have an economic interest in the securities sufficient to establish that the Proponent is a "shareholder" eligible to submit the Proposal.

The Proponent submitted the Proposal in its own right, based on its clients' purported ownership of the Company's common stock, and not on behalf of any one or more of its clients. Even if the Proponent had purported to be acting on behalf of its clients, the Proponent failed to offer any evidence that its clients had authorized it to submit the Proposal. The Deficiency Letter requested Qube to provide evidence of its authority to submit the Proposal on behalf of its clients' accounts, and Qube failed to do so.

The staff has permitted exclusion under Rule 14a-8(b) of proposals submitted by investment advisors based on securities held in client accounts in the absence of proof that the investment advisor was authorized to submit proposals on behalf of its clients. *See Chesapeake Energy Corporation* (Apr. 13, 2010); *Western Union Company* (Mar. 4, 2010); and *Western Union Company* (Mar. 4, 2008).

For an investment advisor to be permitted to submit proposals on behalf of clients (where the advisor has no economic interest in its clients' shares of company stock), the advisor must demonstrate that its clients delegated to it authority to submit proposals on their behalf. *See Smithfields Foods, Inc.* (Jun. 24, 2010). In *Smithfields Foods, Inc.*, the investment advisor submitted a proposal on behalf of an investment fund for which it served as investment advisor. The staff stated that the proposal was not excludable because the investment advisory agreement between the investment advisor and the fund, as well as the investment advisor's proxy voting guidelines, clearly established that the fund had delegated to the advisor the authority to submit the proposal on the fund's behalf.

Here, nothing in the Proponent's submission (including Qube's initial submission and its response to the Deficiency Letter) establishes that Qube has the authority to submit the Proposal on behalf of its clients. The Waterhouse Letters state only that Qube holds and has been set up to receive and exercise proxies on behalf of its clients, which is far short of having the authority to submit proposals on their behalf.

Since Qube is not a shareholder eligible to submit the Proposal in its own right and does not have the authority to submit the Proposal on behalf of its clients, the Proposal was not submitted by or on behalf of a shareholder meeting the eligibility requirements of Rule 14a-8(b).

Because the Company properly notified the Proponent of these defects, and the Proponent failed to cure them, the Company may exclude the Proposal pursuant to Rule 14a-8(f)(1).

II. Rule 14a-8(i)(1) – The Proposal Is Not a Proper Subject For Action by Shareholders Under Delaware Law

Under Rule 14a-8(i)(1), a shareholder proposal may be excluded from a company's proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." A note to Rule 14a-8(i)(1) states that, "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are improper under the state law."

Section G of SLB No. 14 provides that, "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." Similarly, the Commission has explained that typical state statutes provide for management of the business and affairs of a corporation by the board of directors. As a result, "[u]nder such statute, a board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." *See* Securities Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The Proposal is cast as a mandatory proposal that would be binding upon the Company if approved, and not as a precatory proposal. As more fully explained in the legal opinion of Richards, Layton & Finger, P.A. attached hereto as Exhibit F (the "Delaware Legal Opinion"), the Proposal, if adopted, would infringe on the managerial authority of the Board of Directors of the Company (the "Board") to determine the compensation of certain officers and employees of the Company. If the Proposal were approved by the shareholders, the board of directors would have no discretion to choose whether or not to implement the Proposal. Accordingly, the Proposal would violate Delaware law.

The Company is incorporated under the laws of the State of Delaware and is governed by the General Corporation Law of the State of Delaware (the "DGCL"). Section 141(a) of the DGCL provides that the business and affairs of a Delaware corporation are to be managed by the board of directors except as otherwise provided in the DGCL or in the company's certificate of incorporation. As the Delaware Legal Opinion explains, the Company's certificate of incorporation (the "Charter") does not grant the shareholders of the Company power to manage the business and affairs of the Company or to control the compensation of officers and employees. Nor does anything in the DGCL provide for any variation of Section 141(a)'s mandate with respect to the matters set forth in the Proposal. Further, Section 11 of the Company's Amended and Restated Bylaws (the "Bylaws") expressly provides the Board with the authority to manage the business and affairs of the Company, and Section 26 of the Bylaws expressly grants the authority to set the compensation of officers to the Board.[1] Thus, as described in the Delaware Legal Opinion, under the DGCL, the Board, and not the shareholders, has full and exclusive authority to determine the compensation of the Company's officers and employees.

The staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. For example, in *Celgene Corp.* (Mar. 27, 2013), the staff concurred that the company could exclude a proposal mandating that the chair of the board be a director who is not concurrently an executive officer of the company. In *IEC Electronics Corp.* (Oct. 31, 2012), the staff similarly concurred that the company could exclude a proposal mandating that "cash incentive awards for Executive officers and Directors that are not dependent on the price of common shares must be approved by a vote of the common shareholders." *See also Bank of America* (Feb. 16, 2011); *MGM Mirage* (Feb. 6, 2008); *Cisco Systems, Inc.* (Jul. 29, 2005); *Constellation Energy Group, Inc.* (Mar. 2, 2004); and *Ford Motor Co.* (Mar. 19, 2001) (in each case, permitting exclusion of a non-precatory proposal as an improper subject for shareholder action under applicable law).

The Proposal mandates a limit on executive compensation in contravention of the Board's discretionary authority under Delaware law. If approved by shareholders, the Proposal would impose an obligation on the Board to set compensation in accordance with the limit, regardless of whether, in the Board's good faith judgment, fixing compensation in accordance with the limit is in the best interest of the Company and all of its shareholders. Given that the Proposal relates to matters that the board has the sole discretion to determine, in the exercise of its business judgment, the Proposal is not a proper subject for shareholder action under Delaware law and therefore may be excluded under Rule 14a-8(i)(1).

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[1] Section 11 of the Bylaws provides that "the business and affairs of the [Company] shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Restated Certificate of Incorporation." Section 26 of the Bylaws provides "[t]he compensation of the officers of the [Company] shall be fixed by or under the direction of the Board of Directors."

III. Rule 14a-8(i)(2) – The Proposal Would Require the Company to Violate Delaware Law

The Proposal, if approved by shareholders, would cause the Company to violate Delaware law. As the Delaware Legal Opinion explains, the Proposal would impose a limitation on the Board's authority in violation of Sections 141, 122, 152, 153 and 157 of the DGCL.

DGCL Section 141(a). As discussed in the preceding section, DGCL Section 141(a) reserves to the Board the authority to manage the business and affairs of the Company. The Delaware Legal Opinion cites numerous decisions of the Delaware courts holding that the DGCL vests in the board of directors the discretion to set executive compensation, by virtue of the board's power and authority to manage the business and affairs of the corporation. These decisions establish that the Board holds the full and exclusive authority to set compensation of the Company's officers and other employees. Accordingly, by limiting the Board's discretion to set the compensation of certain of the Company's officers and other employees, the Proposal would run afoul of Section 141(a) and cause the Company to violate the DGCL.

DGCL Sections 122(5) and 122(15). The Delaware Legal Opinion also concludes that the Proposal, if adopted, would impose a limitation on the Board's authority to set compensation of the Company's officers and employees in violation of Sections 122(5) and 122(15) of the DGCL. Section 122(5) of the DGCL empowers Delaware corporations to "[a]ppoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." Similarly, Section 122(15) empowers Delaware corporations to offer "[s]tock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans...for any or all of its directors, officers and employees." Because the Proposal purports to limit the Board's ability to compensate certain executive officers above a specified limit, the Proposal would encroach upon the Board's powers under Sections 122(5) and 122(15) of the DGCL.

DGCL Sections 152, 153 and 157. The Delaware Legal Opinion also concludes that the Proposal, if adopted, would impermissibly infringe on the Board's powers concerning the grant, issuance, sale or other disposition of the Company's stock and stock options under Sections 152, 153 and 157 of the DGCL, by restricting the Board's ability to offer stock options on such terms and conditions as the Board may determine appropriate as a component of employee compensation. Section 157 of the DGCL permits only the board, not the shareholders, to approve the terms of, and the instruments evidencing, rights and options to acquire the corporation's stock. Similarly, Section 152 of the DGCL requires that any issuance of stock by a corporation be duly authorized by its board of directors. Among other things, Section 152 states that the consideration payable for the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine. Section 153 states that shareholders may be authorized to determine the consideration payable for shares of stock, but only if that authority is provided in the certificate of incorporation. As explained in the Delaware Legal Opinion, the Charter does not confer any such authority on the Company's shareholders, and, accordingly, Sections 152, 153 and 157 collectively confirm the board's exclusive authority to grant stock options. Thus, the Proposal, by limiting the Board's ability to set the terms of equity compensation, would cause the Company to violate Sections 152, 153 and 157 of the DGCL.

Rule 14a-8(i)(2) permits a company to exclude a proposal if its implementation would cause the company to violate state, federal or foreign law applicable to the company. Based on this provision of the rule, the staff has permitted exclusion of proposals that would cause the company to violate state law. For example, in *Gillette Company* (Mar. 10, 2003), the staff allowed exclusion of a proposal seeking a board policy establishing procedures for implementing shareholder proposals that receive majority support. In that case, the company argued that the proposal would force the board to implement shareholder proposals without considering their merit and that to do so would remove from the board the judgment required to satisfy its duties under Delaware law. *See also Monsanta* (Nov. 7, 2008) (permitting exclusion of a proposal that would violate Delaware law).

The Delaware Legal Opinion concludes that the Proposal, if adopted, would impose limitations on the Board's authority to set executive officer compensation in violation of Sections 141, 122, 152, 153 and 157 of DGCL. Accordingly, and for the reasons discussed above, the Proposal may be excluded under Rule 14a-8(i)(2).

IV. Rule 14a-8(i)(6) – The Company Lacks the Power to Implement the Proposal

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company would lack the power or authority to implement the proposal. On numerous occasions, the staff has permitted exclusion of a proposal under Rule 14a-8(i)(6) where the proposal seeks action that is contrary to state law. *See Schering-Plough Corp.* (Mar. 27, 2008) (permitting exclusion of proposal that would violate New Jersey law) and *AT&T, Inc.* (Feb. 19, 2008) (permitting exclusion of proposal that would violate Delaware law).

As discussed above and in the attached Delaware Legal Opinion, the Proposal would impose a limit on executive compensation that, if implemented, would violate Delaware law. Accordingly, implementation of the Proposal is beyond the power of the Company, and the Proposal may be excluded under Rule 14a-8(i)(6).

V. Rule 14a-8(i)(3) –The Proposal is Impermissibly Vague and Indefinite and Materially False and Misleading in Violation of Rule 14a-9

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The staff indicated in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB No. 14B"), that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires ....". Additionally, the staff has said that a proposal is impermissibly vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

A. The Proposal Fails to Define Key Terms and Provide Necessary Guidance on its Implementation

The staff has consistently permitted exclusion of executive compensation proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the staff concurred that the proposal was impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3). In *General Electric Co. (Newby)* (Feb. 5, 2003), for example, the staff permitted exclusion of a proposal requesting that the board "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees," where the proposal failed to define critical terms such as "compensation" and "average wage" and also failed to provide guidance on how the proposal should be implemented. *See also General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that vesting of equity awards would not accelerate upon a change of control, other than on a pro rata basis, where it was unclear what "pro rata" meant); *Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "industry peer group" and "relevant time period"); *Prudential Financial, Inc.* (Feb. 16, 2007) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms such as "senior management incentive compensation programs"); *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors," where the proposal failed to define the critical term "benefits" and also failed to provide guidance on how benefits should be measured for purposes of the proposal); *Woodward Governor Co.* (Nov. 26, 2003) (permitting exclusion of a proposal which called for a policy for compensating the "executives in the upper management....based on stock growth" because the proposal was unclear as to the executives and the time periods covered); and *Eastman Kodak Co. (Kuklo)* (Mar. 3, 2003) (permitting exclusion of a proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options," where the proposal failed to define key terms such as "perks" and did not specify how options were to be valued).

The Proposal, like the proposals addressed in the letters cited above, fails to define certain key terms and fails to provide guidance necessary to explain how the Proposal would be implemented. As a result, neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, and any action taken by the Company could be significantly different from what shareholders envision when voting on the Proposal.

The Proposal does not define the term "total compensation" or set forth a framework for calculating it. Total compensation could be defined in a variety of ways, each providing a materially different amount of total compensation under the Proposal. For instance, total compensation may be defined as the amount shown as total compensation in the Summary Compensation Table of the Company's most recent disclosure document that contains executive compensation information pursuant to Item 402 of Regulation S-K. Alternatively, the term could be defined as total compensation as calculated under Item 402, but measured as of the date the calculation is being performed, thus requiring a continuous updating of the value. Total compensation might also be calculated differently than as required by Item 402, such that the total compensation might exclude the intrinsic value of unexercised stock options or unvested stock awards but include the value of exercised stock options and vested stock awards. Similarly, the total compensation could include accrued vacation, as well as other health and welfare benefits available to the Company's employees generally. In any case, the Proposal fails to provide any guidance as to how these amounts should be valued. The time period for which "total compensation" is to be calculated is also not specified in the Proposal.

The Proposal also fails to define the term "median annual total compensation" for all employees. There are a variety of ways in which this amount could be calculated. For example, the Proposal does not specify the methodology to be used to identify median employee compensation (*i.e.*, should the median be based on a representative sample of the employee population or based on the entire employee population?).

The term "all employees of the Company," another key term that is necessary to the understanding of the Proposal, is also undefined. It is unclear whether the term should include part-time employees, temporary or seasonal workers, non-U.S. employees and/or named executive officers. For example, the Proposal requests that the compensation limit for named executive officers be based on a ratio of "ninety-nine times" the median compensation of all employees. However, by failing to define "all employees," the Proposal could be read to require that the total compensation of the named executive officers also be included in the calculation of the median annual total compensation of all employees. Alternatively, the term "all employees" could be read to exclude the named executive officers.

Finally, the Proposal is unclear as to whether the methodology for determining the limit on executive compensation should be based on an average or a median basis. The Proposal's title refers to a limit based on an averaging basis: "Total Executive Compensation Limit at 99 Times Average Wages." However, the Proposal's resolution instead requires a limit based on the median compensation of all employees: "limit...to Ninety-Nine Times the median annual total compensation." Use of an average methodology as opposed to a median methodology (or vice versa) could result in a materially different limit on executive compensation.

Given that the Proposal fails to define multiple key terms and fails to provide guidance necessary for its implementation, it is unclear what actions the Company would have to take to implement the Proposal. Any action taken by the Company could be significantly different from the shareholders' interpretation of the Proposal when it is voted upon.

B. The Proposal Relies on External Guidelines but Fails to Describe Them

The staff also has concurred that a proposal may be excluded under Rule 14a-8(i)(3) if it refers to an external standard to implement a central aspect of the proposal but fails to describe or explain the substantive provisions of that standard. For example, in *MEMC Electronic Materials, Inc.* (Mar. 7, 2012), the staff permitted exclusion of a proposal seeking to provide proxy access to shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). In allowing exclusion, the staff noted that, although "some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See also Chiquita Brands Int'l, Inc.* (Mar. 7, 2012) (same); *Sprint Nextel Corp.* (Mar. 7, 2012) (same); *Chevron Corp.* (Mar. 15, 2013) (permitting exclusion of a proposal requesting that the board adopt a policy that the chairman be an independent director as defined in the New York Stock Exchange listing standards because the proposal did not provide information about the definition); *WellPoint, Inc. (SEIU Master Trust)* (Feb. 24, 2012) (same); *AT&T Inc.* (Feb. 16, 2010) (permitting exclusion of a proposal seeking a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2" without providing an explanation of the standard); and *Johnson & Johnson (United Methodist Church)* (Feb. 7, 2003) (permitting exclusion of a proposal requesting adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations).

The Proposal's resolution states that the requested limit on executive compensation "will be the same as… [required] by the SEC under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP)." Similar to *MEMC Electronic Materials*, although some shareholders voting on the Proposal may be familiar with Item 402 of Regulation S-K and GAAP, many other shareholders will not. These references to external sources (such as Item 402 of Regulation S-K and GAAP) are necessary to understanding how the Proposal's limit on executive compensation would be implemented, but the Proposal fails to provide shareholders with any basis for understanding how those external sources would impact the calculation of the requested limit. As a result, shareholders voting on the Proposal would be unable to determine the effects of its implementation.

For the foregoing reasons, the Proposal is impermissibly vague and indefinite and inherently misleading such that shareholders would be unable to determine with any reasonable certainty what actions or measures the Proposal requires. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(3).

C. The Proposal Contains False and Materially Misleading Statements

In SLB No. 14B, the staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." Accordingly, the staff has permitted companies to exclude shareholder proposals where the proposal contained key factual statements that were materially false or misleading.

The staff also has permitted exclusion of proposals as false and misleading where the proposal incorrectly described the standard being requested under the proposal. In *Allstate Corp. (Chris Rossi)* (Feb. 16, 2009), the staff permitted exclusion of a proposal requesting that the board provide for an independent lead director who would be independent under the standard set by the Council of Institutional Investors ("CII") because the proposal incorrectly described the standard. The proposal referred to the CII's independent director standard as "a person whose directorship constitutes his or her only connection to the corporation." However, contrary to the assertion in the proposal, the CII definition of independent director permitted certain types of "trivial" connections between a director and the company and also contemplated situations in which relationships among board members, *i.e.*, between a director and the chairman of the board, might impair a director's independence even if the director's only relationship to the corporation was his or her directorship. *See also General Electric Co.* (Jan. 6, 2009) (permitting exclusion of a proposal requesting that the board adopt a policy that directors who receive more than 25% withheld votes in a director election will not serve on key board committees where the concept of "withheld" votes did not apply to the company and its majority vote standard for director elections); *State Street Corp.* (Mar. 1, 2005) (permitting exclusion of a proposal that represented to shareholders that they may take action under a statute that was not applicable to the company); and *McDonald's Corp* (Mar. 13, 2001) (permitting exclusion of a proposal to adopt "SA 8000 Social Accountability Standards" because proposal did not accurately describe the standards).

The Proposal contains objectively false and materially misleading statements. The Proposal states that a "pay ratio cap" will be the same as "[required] by the SEC when reporting under the Item 402 of Regulation S-K." Item 402 of Regulation S-K does not require any form of a "pay ratio cap." Further, the Commission's proposed amendments to Item 402 of Regulation S-K to implement the "pay ratio" disclosure requirements of Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act does not contain any form of a "pay ratio cap." Rather, the proposed amendments to Item 402 will require "pay ratio" disclosure. Additionally, the proposed amendments to Item 402 relate only to the compensation of the chief executive officer as compared to the other employees of companies (other than the chief executive officer), whereas the Proposal applies its pay ratio cap based on the ratio of compensation of each "named executive officer" as compared to "all employees" of the Company (and it is not clear whether "all employees" also covers each "named executive officer" or not). Accordingly, shareholders voting on the Proposal may believe that the Proposal is consistent with, and involves computations already required by, SEC rules currently applicable to the Company.

The Proposal is also false and misleading in stating that executive compensation disclosed under Item 402 is determined under GAAP. While equity awards are reported in the Summary Compensation Table based on their grant date fair value determined in accordance with GAAP, other elements of compensation are reported on a basis other than GAAP. Perquisites, for example, are valued based on their aggregate incremental cost to the company. Similarly, a bonus foregone at the election of an executive officer must be reported in the Summary Compensation Table, even though the bonus results in no GAAP expense because it was not paid. Total compensation under Item 402 simply is not calculated based on GAAP.

For all of the foregoing reasons, the Proposal is objectively false and materially misleading in violation of Rule 14a-9 and therefore is excludable under Rule 14a-8(i)(3).

D. Revision is Permitted Only in Limited Circumstances

While the staff sometimes permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *See* SLB No. 14B. As the staff noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also* SLB No. 14. As evidenced by the number of misleading, vague and indefinite portions of the Proposal discussed above, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3). As a result, the entire Proposal may be omitted under Rule 14a-8(i)(3), and the Proponent should not be given the opportunity to revise it.

VI. Rule 14a-8(i)(7) – The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

A shareholder proposal may be excluded under Rule 14a-8(i)(7) if "the proposal deals with a matter relating to the company's ordinary business operations." The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *See* Securities Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment."

The staff has explained that, since 1992, it has applied a bright-line analysis when considering whether a proposal relating to compensation may be excluded under Rule 14a-8(i)(7). Under that analysis, a proposal may be excluded if it "relate[s] to general employee compensation matters" but not if it "concern[s] only senior executive and director compensation." Staff Legal Bulletin No. 14A (Jul. 12, 2002) (emphasis in original).

In this case, the Proposal on its face appears to relate solely to the compensation of "senior executives" because it limits the total compensation of named executive officers only. However, the Proposal actually has a wide application in reaching a broad group of employees and impacting general employee compensation matters. The Proposal seeks to alter the balance of compensation of all of the Company's employees as a whole by imposing an upper limit on the ratio of compensation paid to named executive officers and compensation paid to all employees. If the Proposal were approved, the Company could comply by raising the wages of its lowest-paid employees or by increasing the compensation of the most highly paid employees who do not qualify as named executive officers. Accordingly, the Proposal seeks to regulate the Company's ability to determine the appropriate balance of compensation for its workforce as a whole.

The staff has concurred in the exclusion of proposals that seek to regulate executive compensation but also affect the compensation of a broader group of employees. In *Microsoft Corp.* (Sept. 17, 2013), for example, the staff permitted exclusion of a proposal where the proponent requested that the board of directors and/or compensation committee limit the average individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company. The staff concurred that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *See also Deere & Co. (Barnett)* (Oct. 17, 2012) (permitting exclusion of proposals requesting that the managing officers voluntarily repatriate 33% of their total monetary compensation for 2013 into a bonus pool to be distributed to other company employees because the proposal relates to compensation that may be paid to employees generally); *Emerson Electric Co.* (Oct. 17, 2012) (same); and *Johnson Controls, Inc.* (Oct. 16, 2012) (same).

Similar to the proposals addressed in the letters cited above, the Proposal relates to general employee compensation matters because it seeks, in effect, to redistribute compensation among the Company's employees. Accordingly, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7) as concerning its ordinary business operations.

CONCLUSION

For the reasons stated above, it is our view that the Company may exclude the Proposal from its 2014 proxy materials under Rules 14a-8(b), 14a-8(f) and 14a-8(i)(1), (2), (3), (6) and (7). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by email at Alan.Dye@HoganLovells.com and by fax at (202) 637-5910.

Sincerely,

Alan L. Dye

Alan L. Dye

cc: Ian Quigley (Qube Investment Management Inc.)
Gregg M. Larson / Michael M. Dai (3M Company)

Enclosures

Exhibit A

QUBE

November 12, 2013

RECEIVED
NOV 25 2013
GREGG M. LAR

Gregg M. Larson
Deputy General Counsel and Secretary
3M Company
3M Center, Building 220-13E-34
St. Paul, MN 55144

RE: Independent Shareholder Proposal

Dear Mr. Larson:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 100 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility We have been proud to hold your shares in our portfolio since June 2011 (never falling below $2000) and have attached proof of ownership from our institutional brokerage/custodian. Our intention is to continue holding these securities through to the Annual Meeting of our Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Limit at 99 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as requried by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

SUPPORTING STATEMENT

As a diversified technology company operating worldwide, 3M should take the lead in addressing continued public criticism that executive officers have been offered excessive compensation in recent years.

The 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371, placing pay for Named Executive Positions (NEO) at 3M (according to the 2013 proxy filing material) over 295 times the average American worker in at least one case.

Edmonton 200 Kendall Building | 9414 - 91 Street NW Edmonton, AB T6C 3P4
Tel 780-463-2688 Fax 780-450-6582 Toll Free 1-866-463-7939

It is reasonable to expect a rational link between the compensation programs of all employees at 3M worldwide and a *fantastic* concept that any one employee's contribution could be considered greater than three hundred times the contribution of the other team members.

A basic premise in the design of executive compensation is peer benchmarking. Research, including from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

....

We would be happy to attend the meeting to communicate this proposal in person, if required. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca

Exhibit C

TD Waterhouse
TD Waterhouse Canada Inc
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Oct. 21st 2013

To Whom It May Concern:

This is to verify that As of Oct. 23, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 3,709 shares of 3M COMPANY.

Please advise if you require more information.

Regards,

Hediyeh Sarayani
Account Manager

Melina Jesuvant
Manager, Service Delivery

Page 27 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 28 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit D

Millin, Kelly T.

From:	Kelly T. Millin/LA-Legal/3M/US
To:	ian@qubeconsulting.ca
Cc:	Michael M. Dai/LA-Legal/3M/US@3M-Corporate, Gregg M. Larson/LA-Legal/3M/US@3M-Corporate
Date:	12/06/2013 03:54 PM
Subject:	Qube Shareholder Proposal - 3M Company

Dear Mr. Quigley:

Please see attached letter regarding the Qube shareholder proposal. This letter was also sent to you via Federal Express.

Best regards.

3M
Kelly T. Millin | Legal Affairs
3M Office General Counsel
3M Center, 220-9E-02 | St. Paul, MN 55144-1000
Office: 651 737 2260 | Fax: 651 732 7051
ktmillin@mmm.com | www.3M.com

Michael M. Dai
Assistant General Counsel

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-1474
Fax: (651) 737-2553
Email: mmdai@mmm.com

3M

December 6, 2013

Via Fed Ex Mail
and
Email: ian@qubeconsulting.ca

Mr. Ian Quigley
Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4
Canada

Re: Shareholder Proposal for 3M Company's 2014 Annual Meeting

Dear Mr. Quigley:

We are in receipt of the letter from Qube Investment Management Inc. ("Qube") dated November 12, 2013, which includes a shareholder proposal for inclusion in 3M Company's 2014 proxy statement (the "Proposal"). The letter, together with a letter from TD Broker's Canada Inc. dated October 21, 2013 (the "Broker's Letter"), was delivered to us via express mail and was received in our offices on November 25, 2013.

The purpose of this letter is to inform you that, for the following reasons, we believe that Qube's submission does not comply with Rule 14a-8 under the Securities Exchange Act of 1934. Accordingly, we believe that the Proposal is not eligible for inclusion in 3M's 2014 proxy statement.

Failure to Establish Ownership for Requisite One-Year Period

Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. The Broker's Letter fails to establish that either Qube or the accounts listed in the attachment to the letter have continuously held the minimum number or value of shares for the requisite period.

The Broker's Letter purports to establish Qube's holdings of 3M common stock as of October 23, 2013. As the SEC staff noted in Staff Legal Bulletin 14G, however, Rule 14a-8(b) requires that a proponent establish the requisite stock ownership for "the entire one-year period preceding and including the date the proposal was submitted." The date of Qube's submission of the Proposal was not October 23, 2013 (and instead was the date the Proposal was postmarked - November 22, 2013). The Broker's Letter therefore does not establish anyone's ownership of 3M common stock as of the date of submission of the Proposal. Nor does the Broker's Letter establish that either Qube or the listed accounts owned the requisite number or value of 3M common stock for the one-year period preceding the date of Qube's submission of the Proposal. Qube therefore must provide us with proof that the shares on which it relies to establish its eligibility to submit the Proposal were owned on the date of submission of the Proposal, and had been continuously owned for the one-year preceding the date of submission of the Proposal. Qube also must represent that it intends to continue to hold the shares through the date of 3M's 2014 annual meeting of shareholders.

<u>Qube's Failure to Establish Authority to Submit the Proposal as Proponent</u>

While the Proposal was submitted by Qube, the Broker's Letter does not list Qube as the owner of any shares of 3M common stock. Instead, the Broker's Letter lists multiple accounts owned by other investors, and indicates that Qube has the right to "receive and exercise proxies" on behalf of those investors. The Broker's Letter does not, therefore, establish that Qube is a "shareholder" eligible to submit the Proposal. Accordingly, even if Qube provides proof that its managed accounts collectively owned the requisite number or value of shares of 3M common stock for the requisite one-year period, Qube has not established that it is eligible to submit the Proposal as proponent.

To the extent that Qube seeks to rely on its clients' ownership of 3M common stock to establish its own eligibility to submit the Proposal, it is 3M's view that Qube must provide evidence that it has sole investment power over its clients' accounts, that Qube's clients may not withdraw their shares from Qube's investment authority prior to the date of 3M's 2014 annual meeting of shareholders, and that Qube therefore can represent that the shares held in those accounts will continue to be held through the date of 3M's 2014 annual meeting of shareholders. Qube also must demonstrate that it has an economic interest in the shares held in its clients' accounts.

If Qube intends instead to establish its ownership of 3M common stock other than the client-owned shares listed in the Broker's Letter, Qube must provide proof that (i) Qube held the requisite number or value of shares of 3M common stock on the date of submission of the Proposal apart from the shares owned by Qube's clients in managed accounts, and (ii) Qube had continuously held those shares for the one-year period preceding submission of the Proposal. Qube also must represent that it intends to continue to hold the shares through the date of 3M's 2014 annual meeting of shareholders.

You may establish Qube's ownership of 3M common stock in either of two ways:

1. you may provide a written statement from the record holder of the shares beneficially owned by Qube, verifying that, on the date Qube submitted the Proposal, Qube had continuously held, for at least one year, the requisite number or value of shares of 3M common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting Qube's ownership of the requisite number or value of shares of 3M common stock as of or before the date on which the one-year eligibility period began, together with a written statement that Qube continuously held the shares for the one-year period as of the date of the statement.

As you know, the staff of the SEC's Division of Corporation Finance has provided guidance to assist companies and shareholders with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (October 18, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on 3M's stock records as the owner of the securities or a DTC participant (or an affiliate of a DTC participant). A proponent who is not a record owner must therefore obtain the required written statement from the DTC participant through which the proponent's securities are held. If a proponent is not certain whether its broker or bank is a DTC participant, the proponent may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds the proponent's securities is not on DTC's participant list, the proponent must obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent for at least one year preceding and including the date of submission of the proposal - with one statement from the proponent's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

<u>Qube's Failure to Establish its Authority to Submit the Proposal on Behalf of its Clients' Managed Accounts</u>

The Proposal has been submitted by Qube as proponent, and not by any of Qube's managed account clients. Even if the Proposal had been submitted on behalf of one or more of Qube's managed account clients, nothing in the submission establishes that Qube has the authority to submit shareholder proposals on behalf of the owners of those accounts. Had Qube sought to submit a proposal on behalf of a managed account client, Qube's submission would have needed to include (1) evidence of Qube's authority to submit the Proposal on behalf of the managed account and (2) proof of the managed account's ownership of the requisite number and value of 3M common stock for the requisite one-year period.

****

For the Proposal to be eligible for inclusion in 3M's proxy materials for its 2014 annual meeting of shareholders, the information requested above must be furnished to us electronically or be postmarked no later than 14 calendar days from the date you receive this letter. If the information is not provided, 3M may exclude the Proposal from its proxy materials pursuant to Rule 14a-8(f).

In accordance with SEC Staff Legal Bulletins No. 14 and 14B, a copy of Rule 14a-8 is enclosed for your reference.

Very truly yours,

Michael M. Dai

Enclosures

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit E

Millin, Kelly T.

From:	Ian Quigley <ian@qubeconsulting.ca>
To:	ktmillin@mmm.com
Date:	12/12/2013 10:30 AM
Subject:	Re: Qube Shareholder Proposal - 3M Company

Hello Kelly

Hope you are well.

I attach a confirmation letter from our custodian that the prior material sent (Security Position Report), is a valid written statement showing continuous ownership of stock of no less than $2000 for at least one year (satisfaction of SEC rule 14a-8). The time period provided runs from about 2 years ago to the present. It also confirms other procedural items.

Our research of appropriate methods to prove eligibility indicate that room has to be offered to allow for various custodial providers and arrangements. We have supplied an official report from our Custodian with an affirmation letter declaring the report valid. It appears we are at a point of disagreement on this and we would suggest that the SEC review as part of your no action request (assuming you decide to make one).

Should you wish to discuss our proposal, we are always open for that dialogue and look forward to a continuing and positive relationship as proxyholders of 3M.

Ian Quigley, MBA
Qube Investment Management Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

Page 45 redacted for the following reason:

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*** FISMA & OMB Memorandum M-07-16 ***

Page 46 redacted for the following reason:
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*** FISMA & OMB Memorandum M-07-16 ***

Exhibit F

RICHARDS LAYTON & FINGER
Attorneys at Law

January 3, 2014

3M Company
3M Center, Building 220-13E-34
St. Paul, MN 55144

Re: Stockholder Proposal Submitted by Qube Investment Management Inc.

Ladies and Gentlemen:

We have acted as special Delaware counsel to 3M Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Qube Investment Management Inc. (the "Proponent") that the Proponent intends to present at the Company's 2014 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on May 11, 1982, as amended by the Certificate of Ownership and Merger Merging Tendcom, Inc. into the Company, as filed with the Secretary of State on December 21, 1983, as amended by the Certificate of Ownership and Merger merging Cod 3 Corporation into the Company, as filed with the Secretary of State on December 29, 1983, as amended by the Certificate of Ownership and Merger merging A.P.C Industries, Inc. into the Company, as filed with the Secretary of State on March 18, 1984, as amended by the Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Secretary of State on May 13, 1988, as amended by the Certificate of Ownership and Merger merging Metropolitan Transmission Center, Inc. into the Company, as filed with the Secretary of State on December 18, 1986, as amended by the Certificate of Ownership and Merger merging Associated Electronics, Inc. into the Company, as filed with the Secretary of State on December 18, 1986, as amended by the Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Secretary of State on May 12, 1987, as amended by the Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Secretary of State on May 22, 1987, as amended by the Certificate of Ownership and Merger merging Dynacolor Corporation into the Company, as filed with the Secretary of State on May 26, 1987, as amended by the Certificate of Ownership and Merger merging International Tapetroncis Corporation into the Company, as filed with the Secretary of State on July 8, 1987, as amended by the Certificate of Ownership and Merger merging C.M.T.L. Corporation into the Company, as filed with the Secretary of State on May 26, 1989, as amended by the Certificate of Ownership and Merger merging Health Systems International, Inc. into the Company, as filed with the Secretary of State on May 11, 1990, as amended by the Certificate of Ownership and Merger merging Minnesco Corporation into the Company, as filed with the Secretary of State on December 13, 1990, as amended by the Certificate of Ownership and Merger merging 3M Fiber Optic Products, Inc. into the Company, as filed with the Secretary of State on December 13, 1990, as amended by the Certificate of Ownership and Merger merging Photodyne, Inc. into the Company, as filed with the Secretary of State on December 19, 1990, as amended by the Certificate of Ownership and Merger merging International Industries, Inc. into the Company, as filed with the Secretary of State on December 27, 1990, as amended by the Certificate of Ownership and Merger merging Apcom Enterprises, Inc. into the Company, as filed with the Secretary of State on December 27, 1990, as amended by the Certificate of Ownership and Merger merging Trim-Line, Inc. into the Company, as filed with the Secretary of State on May 31, 1991, as amended by the Certificate of Ownership and Merger merging Sarns, Inc. into the Company, as filed with the Secretary of State on December 23, 1991, as amended by the Certificate of Ownership and Merger merging Avi, Inc. into the Company, as filed with the Secretary of State on December 23, 1991, as amended by the Certificate of Ownership and Merger merging 3M Diagnostic Systems, Inc. into the Company, as filed with the Secretary of State on July 28, 1992, as amended by the Certificate of Ownership and Merger merging Delta G Corporation into the Company, as filed with the Secretary of State on July 16, 1993, as amended by the Certificate of Ownership and Merger merging 3M Cardiovascular Devices, Inc. into the Company, as filed with the Secretary of State on October 3, 1994, as amended by the Certificate of Ownership and Merger merging Adhesive Technologies Corporation into the Company, as filed with the Secretary of State on January 18, 1995, as amended by the Certificate of Ownership and Merger merging The D. L. Auld Company into the Company, as filed with the Secretary of State on September 3, 1996, as amended by the Certificate of Ownership and Merger merging Design Fabricated Parts, Inc. into the Company, as filed with the Secretary of State on December 30, 1996, as amended by the Certificate of Amendment of the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on May 23, 1997, as amended by the Certificate of Ownership and Merger merging Zeelan Industries, Inc. into the Company, as filed with the Secretary of State on May 24, 1999, as amended by the Certificate of Correction filed to Correct a Certain Error in the Certificate of Ownership and Merger, as filed with the Secretary of State on July 13, 1999, as amended by the Certificate of Amendment of the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on May 19, 2000, as amended by the Certificate of Ownership and Merger merging 3M Company into the Company, as filed with the Secretary of State on April 2, 2002, as amended by the Certificate of Amendment of the Certificate of Incorporation of the Company, as filed with the Secretary of State on May 12, 2004, as amended by the Certificate of Amendment of the Certificate of Incorporation of the Company, as filed with the Secretary of State on May 15, 2006, and as amended by the Certificate of Amendment of Certificate of Incorporation of the Company, as filed with the Secretary of State on May 11, 2007 (collectively, the "Certificate of Incorporation");

(ii) the By-laws of the Company, as adopted February 10, 2009 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

PROPOSAL — Total Executive Compensation Limit at 99 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named executive Officer (NEO) to NINET-NINE Times the median annual total compensation paid to all employees of the Company. The pay ratio cap will be the same as required by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

Discussion

You have asked our opinion as to (i) whether the Proposal is a proper subject for action by stockholders under Delaware law, and (ii) whether the Proposal, if adopted and implemented, would violate the General Corporation Law of the State of Delaware (the "General Corporation Law"). For the reasons set forth below, in our opinion, the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law because it would impermissibly infringe on the managerial authority of the Board of Directors of the Company (the "Board") to determine the compensation of certain officers and employees of the Company.

In addition, for the reasons set forth below, in our opinion, the Proposal, if adopted and implemented, would impose limitations on the Board's authority in violation of Sections 141, 122, 152, 153 and 157 of the General Corporation Law.

A. The Proposal Is Not a Proper Subject for Action by Stockholders Under Delaware Law

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides in relevant part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a) of the General Corporation Law, it can only be as "otherwise provided in [the General Corporation Law] or in its certificate of incorporation." Id.; see also Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not grant the stockholders of the Company power to manage the Company with respect to any specific matter or any general class of matters. Further, Section 11 of the Bylaws expressly provides the Board with the authority to manage the business and affairs of the Company and Section 26 of the Bylaws expressly grants the authority to set the compensation of officers in the Board.[1] Thus, under the General Corporation Law, the Board holds the full and exclusive authority to manage the Company.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d. 227, 232 (Del. 2008) ("[I]t is well-established that stockholders of a corporation subject to the DGCL may not directly manage the business and affairs of the corporation."); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate

[1] Section 11 of the Bylaws provides that "the business and affairs of the [Company] shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Restated Certificate of Incorporation." Section 26 of the Bylaws provides "[t]he compensation of the officers of the [Company] shall be fixed by or under the direction of the Board of Directors."

responsibility for managing the business and affairs of a corporation.") (footnote omitted). The Delaware courts have long recognized this fundamental principle. In Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), for example, the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800.

> The rationale for these statements is as follows:
>
> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Commc'ns Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie, 123 A.2d 893, the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted).

A facet of the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the compensation of officers and employees. See 8 Del. C. § 122(5) (empowering Delaware corporations to "[a]ppoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation"); 8 Del. C. § 122(15) (empowering Delaware corporations to offer stock option, incentive, and other compensation plans for directors, officers, and employees); Seinfeld v. Slager, 2012 WL 2501105, at *6 (Del. Ch. June 29, 2012) ("Employment compensation decisions are core functions of a board of directors, and are protected, appropriately, by the business judgment rule."); In re Citigroup Inc. S'holder Deriv. Litig., 964 A.2d 106, 138 (Del. Ch. 2009) ("The directors of a Delaware corporation have the authority and broad discretion to make executive compensation."); Wilderman v. Wilderman, 315 A.2d 610, 614 (Del. Ch. 1974) ("The authority to compensate corporate officers is normally vested in the board of directors" pursuant to Section 122(5).). Delaware courts have consistently upheld the principle that a board of directors has "broad discretion to set executive compensation." White v. Panic, 783 A.2d 543, 553 n.35 (Del. 1991); see also In re Walt Disney Co. Derivative Litig., 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this Court's deference to directors' business judgment is particularly broad in matters of executive compensation."); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (executive compensation is "ordinarily left to the business judgment of a company's board of directors"). This authority includes the power to compensate employees appropriately. Pogostin v. Rice, 1983 WL 17985, at *4 (Del. Ch. Aug. 12, 1983), aff'd, 480 A.2d 619 (Del. 1984) (noting that compensation levels are within the discretion of the board of directors); Zucker v. Andreessen, 2012 WL 2366448, at *8 (Del. Ch. June 21, 2012) ("While the discretion of directors in setting executive compensation is not unlimited, it is the essence of business judgment for a board to determine if a particular individual warrants large amounts of money, whether in the form of current salary or severance provisions.") (internal quotations and citations omitted); Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983) ("A corporation, however, may utilize stock options, purchases, and other means ... to pay compensation to its employees. And generally directors have the sole authority to determine compensation levels.").

Absent any provision in the Certificate of Incorporation to the contrary, the Board has the sole discretion to determine the appropriate compensation for its officers and employees in the exercise of its power and authority to manage the business and affairs of the Company.[2] Therefore, it is not permissible under Delaware law for the stockholders to restrict the Board's discretion in exercising its managerial authority to determine the compensation for the Company's officers and employees. Consistent with the foregoing, Lawrence A. Hamermesh, the former Attorney-Fellow for the Office of Chief Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission, has endorsed the view that stockholder proposals which purport to limit the power of a board of directors in matters of executive compensation are impermissible intrusions upon the province of the board. See Lawrence A. Hamermesh, The Shareholder Rights By-law: Doubts from Delaware, 5 Corporate Governance Advisor 9 (Jan./Feb. 1997) ("[A] by-law that purported to preclude the board of directors from adopting certain forms of executive compensation . . . would constitute an impermissible intrusion into the directors' statutory management authority.").[3]

---

[2] Indeed, Section 141(h) of the General Corporation Law provides that "[u]nless otherwise restricted by the certificate of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of directors." 8 Del. C. § 141(h). The use of the phrase "[u]nless otherwise restricted by the certificate of incorporation or bylaws" in Section 141(h) demonstrates that had the drafters of the General Corporation Law intended for stockholders of the Company to have the power to restrict the authority of the Board with respect to employee compensation (such as through a stockholder adopted bylaw), the drafters were well aware of how to accomplish that.

[3] See also R. Franklin Balotti and Daniel A. Dreisbach, The Permissible Scope of Shareholder Bylaw Amendments in Delaware, 1 Corporate Governance Advisor 22 (Oct./Nov. 1992)

Delaware law does not permit stockholders to deprive directors of the ability to exercise their full managerial power in circumstances where their fiduciary duties would otherwise require them to exercise their judgment. See CA, Inc., 953 A.2d at 239. Yet, that is exactly what the Proposal attempts to do, in that it would intrude upon the Board's discretion with respect to employee compensation and prevent the Board from fixing the compensation of certain officers or employees above an arbitrary threshold, regardless of the Board's good faith business judgment that fixing compensation above that threshold is in the best interests of the Company and all of its stockholders. Therefore, because the Proposal would "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" in determining the compensation paid to the officers and employees referenced therein, Abercrombie, 123 A.2d at 899, in our view, the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.[4]

B. The Proposal, If Adopted and Implemented, Would Violate Delaware Law

In addition to not being a proper matter for stockholder action, in our view, the Proposal, if adopted and implemented, would impose a limitation on the Board's authority in violation of Sections 141, 122, 152, 153 and 157 of the General Corporation Law.

As discussed above, under the General Corporation Law, the Board holds the full and exclusive authority to manage the Company. Because the Proposal impermissibly limits the Board's ability to manage the business and affairs of the Company by, among other things,

("Any proposal which mandates a certain action by the board or infringes upon the discretion of the board will likely be held unreasonable..."). We note that Messrs. Balotti and Dreisbach are directors of Richards, Layton & Finger, P.A.

[4] The limitations that the Proposal would impose on the Board's ability to issue options also raises public policy concerns. As discussed above, under the construct of Delaware corporate law, the Board manages the business and affairs of the Company. In order to carry out its mandate, the Board is granted broad and varied powers. Thus, the Board is granted the power to determine compensation, in the form of cash, stock, options, property and otherwise, so as to be in a position to attract and retain the most qualified employees for the Company. The Board's exercise of these powers, however, is not unfettered. In exercising its managerial authority, the Board is subject to fiduciary duties which require the Board to use its powers in a manner to benefit the Company and its stockholders. Thus, any action of the Board, including the determination of employee compensation, is subject to equitable challenge. To permit the Proposal would allow a stockholder (who owes no fiduciary duties to the Company or the other stockholders) to usurp the Board's authority and dictate the terms of employee compensation. Thus, compensation determinations could be made without the corresponding risk of challenge for breach of fiduciary duty. As a result, the "carefully crafted balance of director power tested against the law of fiduciary duties" would be upset. Frederick H. Alexander and James D. Honaker, Power to the Franchise or the Fiduciaries?: An Analysis of the Limits on Stockholder Activist Bylaws, 33 Del. J. Corp. L. 749, 762 (2008).

restricting the Board's ability to determine the level of compensation for certain of the Company's officers and employees, the Proposal would violate Section 141(a) of the General Corporation Law. Indeed, the Delaware Supreme Court's decision in Quickturn supports the conclusion that the Proposal would contravene Section 141(a) and, therefore, not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a stockholder rights plan, which, under certain circumstances, would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months.... Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id., at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted).

If adopted and implemented, the Proposal would impose a limitation on the Board's authority with respect to compensation of certain of the Company's officers and employees in violation of Section 122 of the General Corporation Law. Section 122(5) of the General Corporation Law provides that "[e]very corporation created under this chapter shall have power to appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. § 122(5). In addition, Section 122(15) of the General Corporation Law authorizes a corporation to "[p]ay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers and employees, and for any or all of the directors, officers and employees of its subsidiaries." 8 Del. C. § 122(15). Because the Proposal purports to restrict the Board's ability to compensate certain officers and employees above an arbitrary threshold, the Proposal would encroach upon the Board's powers under Sections 122(5) and 122(15) of the General Corporation Law.

The Proposal, if adopted and implemented, would also impermissibly infringe on the Board's powers concerning the grant, issuance, sale or other disposition of the Company's stock and stock options under Sections 152, 153 and 157 of the General Corporation Law, as it would restrict the Board's ability to offer stock options on such terms and conditions as the Board may determine appropriate as a component of employee compensation. The "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." Staar Surgical Co. v. Waggoner, 588 A.2d 1130, 1136 (Del. 1991). The function of issuance of shares lies with the board of directors and has been held to be "such a 'vitally important duty' that it cannot be delegated." Cook v. Pumpelly, 1985 WL 11549, at *9 (Del. Ch. May 24, 1985) (citing Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949)). See Shamrock Holdings, Inc. v. Polaroid Corp., 559 A.2d 257 (Del. Ch. 1989) (directors are responsible for managing business and affairs of Delaware corporation and, in exercising that responsibility in connection with adoption of employee stock ownership plan, are charged with unyielding fiduciary duty to corporation and its stockholders).

Sections 152, 153 and 157 of the General Corporation Law relating to the issuance of corporate stock and options, together with Section 141(a), underscore the Board's broad (and exclusive) powers and duties in this regard. Thus, Section 157 permits only the board, not the stockholders, to approve the terms of, and the instruments evidencing, rights and options. 8 Del. C. § 157. The various subsections confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. § 157(a). Section 157(b) provides that the terms of the stock options shall either be as stated in the certificate of incorporation or in a resolution of the board, not the stockholders. See 8 Del. C. § 157(b). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options ... shall be conclusive." 8 Del. C. § 157(b). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. The Delaware Supreme Court has thus interpreted the provisions of Section 157 literally to mean that only the board of directors may determine the terms and conditions of rights to buy stock. See Grimes v. Alteon Inc., 804 A.2d 256, 262 (Del. 2002) (invalidating a right to buy stock because, among other reasons, the CEO of the corporation rather than its board approved the right at issue). In fact, with the exception of the delegation to officers expressly permitted in Section 157(c), "directors have the exclusive right and duty to control and implement all aspects of the creation and issuance of options and rights." 1 David A. Drexler et al., Delaware Corporation Law and Practice § 17.06, at 17-29 (2009) (emphasis added).

Similarly, Section 152 of the General Corporation Law (along with Sections 141 and 153) requires that any issuance of stock by a corporation be duly authorized by its board of directors. Among other things, Section 152 states that the consideration payable for "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine.... [T]he judgment of the directors as to the value of such consideration shall be conclusive." 8 Del. C. § 152. Indeed, Section 153 sets forth the only instance where stockholders could have authority with respect to stock issuance matters. Importantly, however, Section 153 requires such authority to be in the corporation's certificate of incorporation: "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." 8 Del. C. § 153(a). In the case of the Company, the Certificate of Incorporation does not confer any such powers on the stockholders. Collectively, Sections 152, 153 and 157 of the General Corporation Law "confirm the board's exclusive authority to issue stock and regulate a corporation's capital structure." Grimes, 804 A.2d at 261. Thus, the Proposal, which effectively imposes limits on the Board's ability to grant stock options and restricted stock, would, if implemented, constitute an invalid restriction on the powers of the Board under Sections 152, 153 and 157 of the General Corporation Law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that: (i) the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law, and (ii) the Proposal, if adopted and implemented, would violate the General Corporation Law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.